Dana Holding Corporation
3939 Technology Drive
Maumee, Ohio 43537
July 9, 2010
Via facsimile and EDGAR submission
Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dana Holding Corporation
Form 10-K for the year ended December 31, 2009
Filed February 24, 2010
File No. 1-01063
Dear Ms. Cvrkel:
We have received your letter dated June 28, 2010, in response to our response letter dated May 27, 2010. On behalf of Dana Holding Corporation (“Dana”), I submit our response related to Dana’s Form 10-K for the year ended December 31, 2009 and Form 10-Q for the quarter ended March 31, 2010 filed with the Securities and Exchange Commission (the “Commission”) on February 24, 2010 and April 29, 2010, respectively. Our response to the follow up comment is set forth below. For ease of reference, the comment is also set forth below in its entirety.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 10
     1. While we note your response to our prior comment 17, it appears that you are using survey data in your compensation decisions. For guidance refer to Compliance and Disclosure Interpretation 118.05 of Regulation S-K. In future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you or please advise. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
Response:
We will comply with Item 402(b)(2)(xiv) of Regulation S-K in future filings as it relates to benchmarking and disclose the degree to which our Compensation Committee considers such companies comparable to us.

Please contact me at 419-887-5435 if you require additional information.
Very truly yours,

/s/ James A. Yost
James A. Yost
Executive Vice President Chief Financial Officer

cc: James E. Sweetnam
President and Chief Executive Officer